PE
4-30-02


02033638

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


MAY 13 2002
D.C.
SECTION

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2002

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ___ 40-F _x_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes: ____ No: _x_

INSIDER REPORT

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 865 Hornby Street, Vancouver, B.C., V6Z 2H4

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SIERRA WIRELESS, INC

BOX 2. INSIDER DATA

Relationship to Reporting Issuer: 5

Date of Last Report Filed: 31/01/02 Day/Mo/Yr or If Initial Report date on which you became an insider: Day/Mo/Yr

Change in Relationship from Last Report? Yes ☐ No ☒

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE
DUTKIEWICZ
GIVEN NAMES
MAREK
NO. SUITE STREET APT
C/O PETER ROBERTS, 13811 WIRELESS WAY
CITY
RICHMOND
PROV. POSTAL CODE
B.C. V6V 3A4
BUSINESS TELEPHONE NUMBER
(604) 231 - 1192
BUSINESS FAX NUMBER
(604) 231 1103

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT? YES ☐ NO ☒

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
- ☐ BANK ACT
- ☐ CCAA
- ☐ ICA
- ☐ TLCA
- ☐ CBCA

☒ MANITOBA
☒ NEWFOUNDLAND
☒ NOVA SCOTIA
☒ ONTARIO
☒ QUEBEC
☒ SASKATCHEWAN
☒ UNITED STATES
- ☒ NASDAQ
- ☒ SEC

BOX 5.

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (D/M/YR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE CDN$	$U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	9,150	26/04/02	10	--	1,300	$15.00	--	7,850	0	N/A
Common Shares	7,850	26/04/02	10	--	3,500	$15.04	--	4,350	0	N/A
Common Shares	4,350	26/04/02	10	--	200	$15.50	--	4,150	0	N/A
Options to Acquire Common Shares	94,533	--	--	--	--	--	--	94,533	0	N/A

ATTACHMENT Yes ☐ No ☒

This form is used as a uniform report for the insider reporting requirements under all provincial securities acts, *Bank Act*, *Cooperative Credit Associations Act*, *Insurance Companies Act*, *Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various acts.

Correspondence: English ☒ French ☐
Keep a copy for your file.

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

Name: **MAREK DUTKIEWICZ**

Signature:



Date of Report (D/M/Yr): **April 30, 2002**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: 

Peter W. Roberts, Chief Financial Officer

Date: May 6, 2002